UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 23 May, 2013
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold” or “the Company”)
SECTION 45 FINANCIAL ASSISTANCE ANNOUNCEMENT
SECTION 45 – FINANCIAL ASSISTANCE
In terms of section 45(5) of the Companies Act, written notice is to be provided to shareholders containing details of a resolution passed by the board authorizing the provision of direct or indirect financial assistance to a director or prescribed officer or a related or inter-related company.
The resolution passed by the board of directors of Sibanye Gold on
15 May 2013 is as follows:
Resolved that, to the extent required by the Companies Act, the board of directors of the Company may, subject to compliance with the requirements of the Company’s
Memorandum of Incorporation, the Companies Act, and the Listings Requirements of
the JSE, each as presently constituted and as amended from time to time, authorize the Company to provide direct or indirect financial assistance by way of loan, guarantee, the provision of security or otherwise, to any of its present or future subsidiaries and/or any other Company or corporation that is or becomes related or inter-related to the
Company, for any purpose or in connection with any matter, including, but not limited to, the subscription of any option, or any securities issued or to be issued by the
Company or a related or interrelated Company, or for the purchase of any securities of the Company or a related or inter-related Company limited to the maximum of
R6 billion, but as determined by the Chief Financial Officer of the Company from time to time regarding actual payments.
Contact
James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 23, 2013
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer